
Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

December 29, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 23, 2025, The Nasdaq Stock Market (the "Exchange") received from The 2023 ETF Series Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

TimesSquare Quality Mid Cap Growth ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi